SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76116A306
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A306	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,027,237 shares of Common Stock (including 101,585 shares of Common Stock issuable upon conversion of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,027,237 shares of Common Stock (including 101,585 shares of Common Stock issuable upon conversion of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

2,027,237 shares of Common Stock (including 101,585 shares of Common Stock issuable upon conversion of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.97% (See Item 5)
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 76116A306	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $0.0001 par value per share (the "Common Stock"), of Resolute Energy Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1700 Lincoln Street, Suite 2800 Denver, CO 80203.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Capital Management LP, a Delaware limited partnership ("Fir Tree" or the "Reporting Person"). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 55 West 46th Street, 29th Floor, New York, NY 10036.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree Capital Management LP is a Delaware limited partnership.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 76116A306	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of approximately $42,977,424 to acquire the Common Stock and Series B Preferred Stock convertible into Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Person acquired the Common Stock because it believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

After analysis, Fir Tree is filing this Schedule 13D in support of the proposal put forth by Monarch Alternative Capital LP ("Monarch") as reflected in Monarch's Schedule 13D, filed with the Securities and Exchange Commission on January 26, 2018, calling for the Issuer to (i) hire a reputable financial advisor to assist the Board of Directors (the "Board") of the Issuer in evaluating and executing potential strategic transactions, (ii) appoint two individuals to the Board as independent directors and (iii) form a committee consisting of the two new independent Board members and one other independent Board member for the purpose of exploring potential strategic transactions. Fir Tree believes that a business combination or other strategic transaction with a qualified partner is in the best interest of shareholders and, therefore, considers it vital that the Issuer diligently conduct a meaningful, good faith search for possible partners.

The Reporting Person and its affiliates and representatives may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer, and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board composition and representation, governance, management, capitalization and strategic plans, including the above mentioned strategic transactions. The Reporting Person may exchange information with any of the foregoing persons or other persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 76116A306	SCHEDULE 13D	Page 5 of 9 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other Issuer securities or selling some or all of its shares of Common Stock or other Issuer securities, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock or other Issuer securities and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to its investment in the Common Stock.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person, including 3,000 shares of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.0001 per share (the "8⅛% Series B Cumulative Perpetual Convertible Preferred Stock"), which may be converted at any time based on an current conversion rate of 33.8616 shares of Common Stock per share of 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock. The percentages used in this Schedule 13D are calculated based upon 22,503,907 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities Exchange Commission on November 6, 2017 as well as the 101,585 additional shares of Common Stock that are issuable upon conversion of the 8⅛% Series B Cumulative Perpetual Convertible Preferred Stock held by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 76116A306	SCHEDULE 13D	Page 6 of 9 Pages

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 76116A306	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 76116A306	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each general partner, managing member or control person of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

Fir Tree Capital Management LP

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
FTCM GP LLC	General Partner	Investment Management	Delaware	55 West 46th Street, 29th Floor, New York, NY 10036

FTCM GP LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey Tannenbaum	Managing Member	Investment Management	United States	55 West 46th Street, 29th Floor, New York, NY 10036

CUSIP No. 76116A306	SCHEDULE 13D	Page 9 of 9 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/2/2018	78,105	31.9358
1/2/2018	45,500	31.7373
1/3/2018	14,895	32.6367
1/3/2018	36,150	32.7324
1/4/2018	700	32.9664
1/5/2018	29,400	32.8967
1/8/2018	13,204	32.9568
1/10/2018	25,702	35.3536
1/11/2018	33,250	36.9415
1/12/2018	76,315	36.3853
1/16/2018	1,700	36.5724
1/16/2018	148,239	35.5394
1/17/2018	91,109	34.5536
1/18/2018	13,685	33.8807
1/25/2018	90,000	33.1219
1/25/2018	10,000	33.6261
1/26/2018	100,000	33.5692
1/26/2018	100,000	33.2826
1/30/2018	47,344	30.7491
1/30/2018	22,093	30.4996
1/31/2018	222,605	32.566
2/2/2018	25,000	31.944
2/2/2018	500	31.978